As filed with the Securities and Exchange Commission on March 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38193

OPIANT PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

10710 Midlothian Turnpike, Suite 125

North Chesterfield, Virginia 23235

(310) 598-5410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

Explanatory Note: Effective as of March 2, 2023, Opiant Pharmaceuticals, Inc. (“Opiant”) merged with and into Olive Acquisition Subsidiary, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Indivior Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Indivior PLC, with Opiant surviving as a wholly owned subsidiary of Parent pursuant to that certain Agreement and Plan of Merger dated as of November 13, 2022 by and among Opiant, Parent, and Merger Sub.

Pursuant to the requirements of the Securities Exchange Act of 1934, Opiant Pharmaceuticals, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 13, 2023
Opiant Pharmaceuticals, Inc.

	By:	/s/ Ryan Preblick
	Name:	Ryan Preblick
	Title:	Chief Financial Officer, Secretary
and Treasurer